Exhibit 1.8

AMENDMENT NO. 2 TO STOCK PURCHASE AGREEMENT

This AMENDMENT NO. 2 TO STOCK PURCHASE AGREEMENT, dated as of October 4, 2024 (this “Amendment”), is entered into by and among Worthy Wealth, Inc., a Georgia corporation (the “Buyer”) and Worthy Financial, Inc., a Delaware corporation (the “Seller”). All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement (as hereinafter defined).

RECITALS:

A. Reference is made to that certain Stock Purchase Agreement, dated December 11, 2023, by and among the Buyer and the Seller (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”).

B. The parties to the Purchase Agreement have agreed to revise certain provisions of the Purchase Agreement as set forth in this Amendment.

AGREEMENTS:

NOW THEREFORE, in consideration of the premises herein contained and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree to the above Recitals, and further agree as follows:

1. Amendment to Purchase Agreement. Effective as of the date hereof, Section 3.4(b) is hereby amended and restated to read as follows:

“(b) By Seller or Buyer at any time after September 30, 2025, for any reason and without any penalty; provided, however, before such termination is to be effective, the terminating Party shall provide written notice to non-terminating Party of their intent to terminate.”

2. Reference to and Effect on the Purchase Agreement and the Transaction Documents.

(a) Except as expressly provided herein (i) the Purchase Agreement and the other agreements and documents entered into in connection therewith (the “Transaction Documents”) shall be unmodified and shall continue to be in full force and effect in accordance with their terms and are hereby in all respects ratified and confirmed, (ii) the agreements of the Buyer set forth herein shall be limited strictly as written, and (iii) except as expressly set forth in this Agreement, this Agreement shall not be deemed a waiver of any term or condition of any Transaction Document and shall not be deemed to limit, impair, constitute a waiver of, or otherwise affect or prejudice any right or rights which the Buyer may now have or may have in the future under or in connection with any Transaction Document or any of the instruments or agreements referred to therein, as the same may be amended from time to time.

(b) Without limiting the generality of the foregoing, by its execution hereof, the Seller hereby affirms its obligations under the Purchase Agreement and the other Transaction Documents.

3. Governing Law. The terms of Section 10.12 of the Purchase Agreement with respect to governing law is incorporated herein by reference, mutatis mutandis, and the parties hereto agree to such terms.

4. Counterparts. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which counterparts when executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. Delivery by electronic transmission (including PDF) of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

WORTHY WEALTH, INC.

By:	/s/ Alan Jacobs
Name:	Alan Jacobs
Title:	Chief Operating Officer

WORTHY FINANCIAL, INC.

By:	/s/ Sally Outlaw
Name:	Sally Outlaw
Title:	Chief Executive Officer